SECURITIES AND EXCHANGE COMMISSION	Page 1 of 19

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-35028

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE ROCKVILLE BANK

401(k) PLAN

45 GLASTONBURY BOULEVARD

GLASTONBURY, CONNECTICUT 06033

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

UNITED FINANCIAL BANCORP, INC.

45 GLASTONBURY BOULEVARD

GLASTONBURY, CONNECTICUT 06033

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Financial Statements

The following financial statements are filed as a part of this annual report:

(a)	Financial Statements

1)	Financial statements of The Rockville Bank 401(k) Plan as of December 31, 2013 and 2012 and for the years ended December 31, 2013 and 2012, including the report of Pue, Chick, Leibowitz & Blezard, LLC with respect thereto.

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THE ROCKVILLE BANK

401(K) PLAN

Together with the Report of Independent

Registered Public Accounting Firm

FINANCIAL STATEMENTS

December 31, 2013 and 2012

SUPPLEMENTAL SCHEDULES

December 31, 2013

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THE ROCKVILLE BANK 401(k) PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

All other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

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Report of Independent Registered Public Accounting Firm

To the Administrators, Trustees and Participants of

The Rockville Bank 401(k) Plan

Glastonbury, Connecticut

We have audited the accompanying statements of net assets available for benefits of The Rockville Bank 401(k) Plan as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Rockville Bank 401(k) Plan as of December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules of Assets Held at End of Year and Reportable Transactions, together referred to as “supplemental schedules,” are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain other procedures, including comparing and reconciling such information directly to the underlying accounting records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Pue, Chick, Leibowitz & Blezard, LLC
Certified Public Accountants

Vernon, Connecticut

June 10, 2014

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THE ROCKVILLE BANK 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS
Participant-Directed Investments (at fair value):

Mutual funds	$12,275,199	$8,822,682
Rockville Financial, Inc. – Common Stock (Note 9)	4,708,896	4,415,928
Cash and cash equivalents	4,304	281,860
Investment in master trust	2,241,115	2,009,292

Total Participant-Directed Investments	19,229,514	15,529,762

Receivables:

Notes receivable from participants	483,107	488,227
Employer contribution	1,478,684	838,504

Total Receivables	1,961,791	1,326,731

Net Assets Available for Benefits at Fair Value	21,191,305	16,856,493
Adjustment from fair value to contract value for fully benefit-responsive investment in master trust	(24,426)	(104,569)

Net Assets Available for Benefits	$21,166,879	$16,751,924

See notes to financial statements

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THE ROCKVILLE BANK 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Contributions:

Participant	$1,558,665	$1,144,603
Employer	1,478,684	838,504
Rollover	307,694	2,203,522

Total Contributions	3,345,043	4,186,629

Investment income:

Net appreciation in fair value of investments	2,321,254	1,695,794
Dividends and interest	492,837	374,858

Net Investment Income	2,814,091	2,070,652

Deductions:

Distributions paid to participants	1,741,479	1,173,146
Fees	2,700	3,900

Total Deductions	1,744,179	1,177,046

Change in Net Assets	4,414,955	5,080,235
Net Assets Available for Benefits:

Beginning of year	16,751,924	11,671,689

End of year	$21,166,879	$16,751,924

See notes to financial statements

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THE ROCKVILLE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

1)	DESCRIPTION OF THE PLAN

The following description of The Rockville Bank 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

a)	General – The Plan is a defined contribution plan covering substantially all employees of Rockville Bank (the “Bank”) who have 1,000 hours of service in a completed period of six to twelve months and have attained age 21. The Compensation Committee of the Board of Directors of the Bank controls and manages the operation and administration of the Plan. Charles Schwab Trust Company and First Bankers Trust Company serve as the Trustees of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The plan was amended and restated effective January 1, 2011 for the purpose of obtaining a new determination letter.

Effective January 1, 2013, a participant’s salary reduction election shall not automatically restart following the six month suspension period after a hardship distribution from a participant’s account. The participant must contact the bank to reinstate the deferrals.

b)	Contributions – Each year, participants may contribute up to 50 percent of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch up contributions up to $5,500 as determined by the Internal Revenue Service. Participants may also contribute amounts representing distributions from other plans and certain Individual Retirement Accounts, (rollovers). The Bank contributes 3% of participants’ compensation annually and for employees hired on or after January 1, 2005, the Bank may make a discretionary matching contribution equal to a uniform percentage of the amount contributed by participants, which percentage is determined each year by the Bank. Effective May 20, 2005, employer contributions made may be in the form of cash or employer securities, at the employer’s discretion. Additional amounts may be contributed at the discretion of the Bank. No discretionary contributions were made for the years ended December 31, 2013 and 2012. In connection with the Bank’s Pension Plan being frozen at December 31, 2012, the Bank provides additional benefits to the impacted employees by providing a non-elective contribution of 3% of compensation from 2013 through 2017 for active employees hired before January 2005.

c)	Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Bank’s 3% contribution, the Bank’s matching contribution, if applicable, the Bank’s 3% non-elective contribution for employees impacted by the Pension freeze, the Bank’s discretionary contributions if any, and charged with withdrawals and allocated gains and losses attributable to the account’s investments. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

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1)	DESCRIPTION OF THE PLAN – Continued

d)	Investments – Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers eighteen (18) mutual funds, a benefit responsive investment in a master trust, and United Financial Bancorp, Inc. f/k/a Rockville Financial, Inc. common stock as investment options for participants.

e)	Vesting – Participants are always fully vested in their accounts.

f)	Notes Receivable from Participants – Notes receivable from participants represent participant’s loans. Participants may borrow from their accounts up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with the current three-year certificate of deposit rate offered by the Plan Sponsor, Rockville Bank, plus 1% (1.85% and 1.90% at December 31, 2013 and 2012, respectively). There is an administrative loan processing fee of $150 and a participant may have only one loan outstanding at a time. Principal and interest is paid ratably through payroll deductions. Loans are generally repayable within five years; however, loans for the purchase of a primary residence may be repayable over a period of up to 15 years.

g)	Payment of Benefits – On termination of employment for any reason, a participant may receive the value of his or her account as a lump-sum distribution in cash or by delivery of the number of full shares of United Financial Bancorp, Inc. f/k/a Rockville Financial, Inc. common stock attributable to the account.

h)	Forfeited Accounts – There are no forfeitures available to offset future employer contributions at December 31, 2013 and 2012 and no forfeitures were utilized to reduce employer contributions for the years ended December 31, 2013 and 2012.

2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), using the accrual method of accounting.

b)	Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, changes therein, and disclosures. Actual results could differ from those estimates.

c)	Risks and Uncertainties - The Plan invests in various investment instruments, including plan sponsor’s stock (United Financial Bancorp, Inc. f/k/a Rockville Financial, Inc. – Ticker UBNK), mutual funds, and an insurance investment contract. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

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2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

d)	Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value except for its investment in a guaranteed investment contract, which is valued at contract value (Note 3). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In accordance with accounting principles generally accepted in the United States of America, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Quoted market prices are used to value investments.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Guaranteed investment contract: Guaranteed investment contracts are valued at fair value by the trustee based on quoted market prices of the underlying investments owned by the trustee.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Some management fees and operating expenses charged to the Plan for investments in common stock, mutual funds and the guaranteed investment contract are deducted from income earned on a daily basis and are not separately reflected. Consequently, some plan expenses are reflected as a reduction of investment return for such investments.

e)	Fully Benefit-Responsive Investment Contracts – The Plan is required to report fully benefit responsive investment contracts at fair value. However, contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a Master Trust. The statement of net assets available for benefits presents the fair value of the investment in the Master Trust as well as the adjustment of the investment in the Master Trust from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

SECURITIES AND EXCHANGE COMMISSION	Page 11 of 19

2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

f)	Administrative Expenses – Administrative expenses of the Plan are paid by the Bank as provided in the Plan Document. Administrative expenses not paid by the Bank are paid by the Plan.

g)	Payment of Benefits – Benefit payments and plan distributions to participants are recorded when paid.

3)	INVESTMENT IN MASTER TRUST

In 2002, the Plan began to offer a benefit-responsive investment option via a Master Trust. The Master Trust (trust) has a Group Annuity Contract (GAC) with Metropolitan Life Insurance Company (MET). Assets of the trust are backed by separate accounts managed by MET that are invested primarily in U.S. Government and agency securities. The trust’s contract value account with MET is credited with earnings based on anticipated market yield to maturity of separate accounts, amortization of the difference between the contract share of the market value of the separate account and the contract book value, anticipated fund charges, and contract deposits and disbursements. The trust’s contract value account is also credited for participant deposits and charged for participant withdrawals. The trust is included in the financial statements at contract value as reported to the Plan by the Trustee of the trust. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk. The average yield and crediting interest rates are as follows for the years ended December 31:

	2013	2012
Average yield earned	-1.36%	5.37%

Average yield credited to participants	2.45%	2.93%

The crediting interest rate is based on a formula agreed upon with MET, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis and reset every six months.

4)	INVESTMENTS

The following table presents the fair values of investments which represent five percent or more of the Plan’s net assets available for benefits as of December 31:

	2013	2012
United Financial Bancorp, Inc. f/k/a Rockville Financial, Inc. – Common Stock	$4,708,896	$4,415,928
Investment in Master Trust	2,241,115	2,009,292
Columbia Acorn Fund Class A	1,131,543	933,771
T. Rowe Price Growth Stock Fund	2,132,912	1,405,846
Oppenheimer Global Fund Cl A	1,060,827	—

SECURITIES AND EXCHANGE COMMISSION	Page 12 of 19

4)	INVESTMENTS - continued

The Plan’s investments measured by quoted prices in active markets (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows during the years ended December 31:

	2013	2012
United Financial Bancorp, Inc. f/k/a Rockville Financial, Inc. - Common Stock	$382,105	$798,185
Investment in Master Trust	92,773	113,591
Alliance Bernstein Discovery Value	81,058	24,686
American Beacon Large Cap Value	2,947	—
American Fund Balanced Class A	122,530	43,469
American Fundamental Investors A	177,565	58,940
American Funds EuroPacific Growth A	132,603	87,531
Columbia Acorn Fund Class A	209,022	79,859
Columbia Intermediate Bond Class A	(34,197)	6,547
Davis NY Venture Fund Class R	25,118	10,997
Dreyfus S&P 500 Index Fund	47,456	—
Dreyfus Small Cap Stock Index	(1,472)	—
Eaton Vance Large Cap Value Fund Class A	32,837	3,676
Growth Fund of America Class A	—	47,451
Oppenheimer Global Fund Class A	180,951	120,464
Oppenheimer International Bond N	(23,213)	11,622
Oppenheimer Main St Small Mid N	73,736	21,019
Pimco Commodity Real Return Strat A	(11,634)	(1,022)
Russell Lifepoints Balanced Strat R2	95,816	53,865
Russell Lifepoints Conservative Strat R2	2,006	3,520
Russell Lifepoints Eq Growth Strat R2	22,211	14,475
Russell Lifepoints Growth Strategy R2	76,179	45,179
Russell Moderate Strategy Fund Class R2	19,680	21,359
T. Rowe Price Growth Stock Fund	584,110	127,360
T. Rowe Price Retirement Income Cl R	782	95
T. Rowe Price Retirement 2010 Fd Cl R	(5,053)	70
T. Rowe Price Retirement 2020 Fd Cl R	(114)	190
T. Rowe Price Retirement 2030 Fd Cl R	15,789	1,129
T. Rowe Price Retirement 2040 Fd Cl R	17,238	1,524
T. Rowe Price Retirement 2050 R	2,425	13

Net appreciation	$2,321,254	$1,695,794

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5)	FAIR VALUE MEASUREMENTS

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2013 and 2012.

	Fair Value Measurements as of December 31, 2013 using:
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual Funds:
International Funds	$2,145,602	$—	$—	$2,145,602
Value Funds	714,068	—	—	714,068
Growth Funds	5,819,774	—	—	5,819,774
Balanced Funds	2,960,763	—	—	2,960,763
Fixed Income Funds	634,992	—	—	634,992
Common Stock:
Financial Services	4,708,896	—	—	4,708,896
Cash and Cash Equivalents	4,304	—	—	4,304
Investments in Master Trust	—	2,241,115	—	2,241,115

Total	$16,988,399	$2,241,115	$—	$19,229,514

	Fair Value Measurements as of December 31, 2012 using:
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual Funds:
International Funds	$1,861,668	$—	$—	$1,861,668
Value Funds	423,413	—	—	423,413
Growth Funds	2,518,660	—	—	2,518,660
Balanced Funds	3,447,638	—	—	3,447,638
Fixed Income Funds	571,303	—	—	571,303
Common Stock:
Financial Services	4,415,928	—	—	4,415,928
Cash and Cash Equivalents	281,860	—	—	281,860
Investments in Master Trust	—	2,009,292	—	2,009,292

Total	$13,520,470	$2,009,292	$—	$15,529,762

SECURITIES AND EXCHANGE COMMISSION	Page 14 of 19

6)	PLAN TERMINATION

Although it has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

7)	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Bank by a letter dated May 10, 2012, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

In accordance with U.S. GAAP, the Plan Administrator has evaluated the Plan’s tax positions and concluded that the Plan has taken no uncertain tax positions that require adjustments to or disclosures in these financial statements.

8)	RELATED PARTY TRANSACTIONS

The Trustees manage certain Plan investment options. These transactions qualify as exempt party-in-interest transactions.

The Plan holds common shares of United Financial Bancorp, Inc. f/k/a Rockville Financial, Inc., the Plan sponsor. These transactions qualify as exempt party-in-interest transactions. Loans to participants also qualify as exempted party-in-interest transactions.

9)	SUBSEQUENT EVENTS

The Bank merged its ESOP with its 401(k) Plan, effective January 1, 2014. In lieu of employer matching cash contributions in 2014 to the 401(k) Plan, shares released from the pay down on the ESOP loans will be allocated to all participants in the 401(k) Plan.

On April 30, 2014, the Bank completed its merger with United Financial Bancorp, Inc. (“Legacy United”), the parent company of United Bank, through the merger of Legacy United into Rockville Financial, Inc. Rockville Financial, Inc. was the accounting acquirer and the surviving entity. Rockville Financial, Inc’s certificate of incorporation was amended to reflect the name of the new holding company, United Financial Bancorp, Inc. Immediately following the merger of the two holding companies, United Bank merged with and into Rockville Financial, Inc.’s wholly owned subsidiary, Rockville Bank. Rockville Bank (“Legacy Rockville”) is the surviving bank in the merger. Rockville Bank changed its name to United Bank.

The Trustee of the Plan has evaluated subsequent events through June 10, 2014, which represents the date that the financial statements were available to be issued.

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SUPPLEMENTAL SCHEDULES

SECURITIES AND EXCHANGE COMMISSION	Page 16 of 19

THE ROCKVILLE BANK 401(k) PLAN

EIN: 06-0523930 PN: 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS

(HELD AT END OF YEAR) DECEMBER 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	United Financial Bancorp, Inc. f/k/a Rockville Financial, Inc.	Common Stock	$3,139,183	$4,708,896
	Metlife Stable Value Account	Insurance Contract	2,027,416	2,241,115
	Alliance Bernstein Discovery Value	Mutual Fund	384,436	476,557
	American Beacon Large Cap Value	Mutual Fund	234,566	237,511
	American Fund Balanced Cl A	Mutual Fund	603,644	769,547
	American Fundamental Investors A	Mutual Fund	634,908	844,510
	American Funds EuroPacific Growth A	Mutual Fund	662,763	796,018
	Columbia Acorn Fund Class A	Mutual Fund	886,776	1,131,543
	Columbia Intermediate Bond Class A	Mutual Fund	645,848	634,992
	Dreyfus S&P 500 Index Fund	Mutual Fund	398,089	444,173
	Dreyfus Small Cap Stock Index	Mutual Fund	367,128	365,309
	Oppenheimer Global Fund Cl A	Mutual Fund	850,764	1,060,827
	Oppenheimer International Bond N	Mutual Fund	303,413	288,757
	Pimco Commodity Real Return Strat A	Mutual Fund	67,075	52,396
	T. Rowe Price Growth Stock Fund	Mutual Fund	1,480,937	2,132,912
	T. Rowe Price Retirement Income Cl R	Mutual Fund	29,606	30,483
	T. Rowe Price Retirement 2010 Fd Cl R	Mutual Fund	459,328	454,345
	T. Rowe Price Retirement 2020 Fd Cl R	Mutual Fund	767,153	767,226
	T. Rowe Price Retirement 2030 Fd Cl R	Mutual Fund	1,030,076	1,044,993
	T. Rowe Price Retirement 2040 Fd Cl R	Mutual Fund	458,720	477,420
	T. Rowe Price Retirement 2050 R	Mutual Fund	263,242	265,680
*	United Financial Bancorp, Inc. f/k/a Rockville Financial, Inc.	Cash Equivalent	681	681
*	Schwab Retirement Advantage	Cash Equivalent	3,623	3,623
*	Notes receivable	2.09% maturities through 2020	483,107	483,107

			$16,182,482	$19,712,621

*	Party-in-interest

See report of independent registered public accounting firm

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THE ROCKVILLE BANK 401(k) PLAN

EIN: 06-0523930 PN: 002

FORM 5500, SCHEDULE H, PART IV, LINE 4j-SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2013

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of Party Involved	Description of asset (Include interest Rate and Maturity in case of loan)	Purchase Price	Sale Price	Lease Rental	Expense Incurred With transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain/ (Loss)
T. Rowe Price Growth Stock Fund	Mutual Fund - Domestic Equity	$369,480	$226,524	$—	$—	$182,628	$2,132,912	$43,896

T. Rowe Price Retirement 2020 Fund Cl R	Mutual Fund - Domestic Equity	$756,739	$1,007	$—	$—	$1,005	$767,226	$2

T. Rowe Price Retirement 2030 Fund Cl R	Mutual Fund - Domestic Equity	$940,796	$14,081	$—	$—	$12,079	$1,044,993	$2,002

Russell Lifepoints Bal Strat R2	Mutual Fund - Lifestyle Funds	$359,928	$1,278,793	$—	$—	$1,149,325	$—	$129,468

Russell Lifepoints Growth Strat R2	Mutual Fund - Domestic Equity	$154,085	$724,915	$—	$—	$642,255	$—	$82,660

Schwab Retirement Advantage	Cash Equivalent	$3,142,784	$3,141,135	$—	$—	$3,141,135	$3,623	$—

Metlife Stable Value Account	Insurance Contract - Fixed Income	$855,995	$584,145	$—	$—	$532,720	$2,241,115	$51,425

See report of independent registered public accounting firm

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SIGNATURE

The Plan

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ROCKVILLE BANK 401(k) PLAN

Date 6/10/2014	By:	/s/ Kristen Johnson
Kristen Johnson
Chairman of the Compensation
Committee Acting as Plan
Administrator

EXHIBIT INDEX

23.	Consent of Independent Registered Public Accounting Firm